SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)



                       The Judge Group, Inc.

                         (NAME OF ISSUER)

                     Common Stock $.01 par value

                     (TITLE OF CLASS OF SECURITIES)

                           481271104

                          (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        December 10, 2002

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 6 pages)

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CUSIP No. 481271104              13D           Page 2 of 6 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  709,221
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     709,221
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  709,221
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.0%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 6 pages)

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CUSIP No. 481271104            13D             Page 3 of 6 Pages
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ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common stock

         Name and Address of Issuer

           The Judge Group, Inc.
           (the "Company" or the "Issuer")
           Two Bala Plaza, Suite 800
           Bala Cynwyd, PA 19004


ITEM 2 IDENTITY AND BACKGROUND

         This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P.
(the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended
("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin.
Mr. Sonkin is also the managing member of Hummingbird Capital, LLC
(f/k/a Morningside Capital, LLC) ("HC"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street, 55th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HC is 153 East 53rd Street, 55th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

                          (Page 3 of 6 pages)

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CUSIP No. 481271104            13D             Page 4 of 6 Pages
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ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of December 13, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $377,851 and $192,672, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 4 PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, Hummingbird may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 709,221 Shares representing approximately 5.0% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of November 12, 2002, as reported on the latest Definitive Schedule 10-Q of the Issuer for September 30, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 709,221 shares representing approximately 5.0% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of November 12, 2002, as reported on the latest Definitive Schedule 10-Q of the Issuer for September 30, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

                          (Page 4 of 6 pages)

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CUSIP No. 481271104            13D             Page 5 of 6 Pages
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         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

10/14/02	open market purchase	1,000		0.900
10/16/02	open market purchase	2,060		0.894
10/17/02	open market purchase	3,200		0.776
10/18/02	open market purchase	  500		0.902
10/21/02	open market purchase   12,000		0.867
10/22/02	open market purchase	1,700		0.829
10/23/02	open market purchase	2,000		0.895
10/28/02	open market purchase	1,900		0.847
10/30/02	open market purchase	3,000		0.870
10/31/02	open market purchase	1,000		0.850
11/11/02	open market purchase	2,000		0.715
11/13/02	open market purchase	4,000		0.715
11/14/02	open market purchase	2,000		0.725
11/15/02	open market purchase	1,900		0.690
11/18/02	open market purchase	2,300		0.716
11/19/02	open market purchase	1,300		0.670
11/21/02	open market purchase	  600		0.683
11/22/02	open market purchase   11,000		0.662
11/25/02	open market purchase	8,400		0.641
11/26/02	open market purchase	3,700		0.678
11/27/02	open market purchase	8,000		0.665
11/29/02	open market purchase	2,000		0.650
12/2/02		open market purchase	1,000		0.700
12/3/02		open market purchase	1,000		0.700
12/6/02		open market purchase   24,800		0.633
12/10/02	open market purchase	1,100		0.690




         Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
10/17/02	open market purchase	2,000		0.776
10/29/02	open market purchase	1,900		0.810
10/30/02	open market purchase	1,000		0.870
11/25/02	open market purchase	8,000		0.641
11/26/02	open market purchase	2,000		0.678
11/27/02	open market purchase	2,400		0.665
12/4/02		open market purchase	1,000		0.690
12/5/02		open market purchase	  300		0.687
12/11/02	open market purchase	1,200		0.665




         (d) Inapplicable.

         (e) Inapplicable.

                          (Page 5 of 6 pages)

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CUSIP No. 481271104            13D             Page 6 of 6 Pages
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ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 13, 2002

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member